UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Summary of the Resolutions adopted by the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024

2.	Composition of the Board of Directors, Supervisory Committee, members of the Audit Committee and the Independent Auditors

FREE TRANSLATION

Summary of the Resolutions adopted by the Ordinary and Extraordinary
General Shareholders’ Meeting held on April 25, 2024

The Shareholders’ Meeting was held with shareholders participating in person.

The following resolutions were adopted by the Shareholders when considering each item on the Shareholders´ Meeting Agenda.

1) Appointment of two shareholders to sign the Minutes of the Meeting.

The representative of shareholder Cablevisión Holding S.A. and the representative of shareholder Fintech Telecom LLC were appointed to sign the Minutes of the Meeting.

2) Consideration of the documentation required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (“CNV”) Rules, and the Bolsas y Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the U.S. Securities and Exchange Commission’s rules and regulations, for the Company’s thirty-fifth Fiscal Year, ended December 31, 2023 (“Fiscal Year 2023”).

All of the documentation submitted for the consideration of the Shareholders was approved without any changes, as approved by the Board of Directors, the Supervisory Committee and the Audit Committee, and reported to the controlling authorities.

3) Consideration of the Retained Earnings as of December 31, 2023, which reported a negative balance of AR$ 257,729,766,816. Proposal: 1) Absorb the amount of AR$257,729,766,816 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level”; 2) It is also proposed that the amount of AR$84,256,933,314 (negative) be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$111,703,053,403) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will reach a balance of AR$1,178,727,157,642; and 3) To submit for the consideration of the Shareholders’ Meeting the delegation of powers to the Board of Directors in order to provide it with the maximum flexibility to eventually decide to release the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to distribute dividends in cash or in kind or any combination of both options, once the conditions detailed in Note 13 point c) penultimate paragraph of the Financial Statements for the year 2023 are met or waived, and up to the maximum amount stated therein.

The Shareholders approved the proposal of the Board of Directors adjusted to March 31, 2024, using the National Consumer Price Index (National CPI) published on April 12, 2024, in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2023, which reported a negative balance of AR$ 390,774,751,644 to:

1) Absorb the amount of AR$ 390,774,751,644 from the “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level”;

2) Regarding the amount of AR$127,751,957,396 (negative), that it be reclassified from the account “Voluntary Reserve to maintain the Company’s level of capital expenditures and its current solvency level” (thus reaching the amount of AR$169,366,284,269) and to be charged against the “Contributed Surplus” account, which consequently, after such allocation, will reach a balance of AR$1,787,208,431,425;

3) It was also approved to grant the Board of Directors the authority to withdraw the “Facultative Reserve to maintain the capital investments level and the current level of solvency of the Company” in an amount that allows distribution of dividends in cash or in kind or any combination of both options, for up to the maximum amount of distribution of US$ 100 million, once the conditions detailed in Note 13 point c) penultimate paragraph of the Financial Statements for the year 2023 are met or waived.

4) Consideration of the performance of Members of the Board of Directors and Members of the Supervisory Committee who have served during Fiscal Year 2023.

The performance of all of the Members of the Board of Directors and Members of the Supervisory Committee who served during fiscal year 2023 was approved, until the date of this Shareholders´ Meeting.

5) Consideration of the compensation for the Members of the Board of Directors (allocated amount: AR$889,453,418) for the fiscal year ended December 31, 2023, which reported a computable loss according to the terms of the CNV Rules.

For those Directors that served from January 1, 2023 through December 31, 2023, a total compensation of AR$ 889,453,418 was approved, to be distributed in the manner to be agreed by the Board of Directors, among independent directors or directors who performed technical-administrative tasks or special assignments, taking into consideration the advance payments that they received.

6) Authorize the Board of Directors to pay advances on fees to those Directors who during fiscal year to end December 31, 2024 (Fiscal Year 2024) serve as independent directors or perform technical-administrative tasks or perform special assignments (within the guidelines determined by the General Corporations Law and contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those Directors of Telecom Argentina who during Fiscal Year 2024 serve as independent directors or perform technical-administrative tasks or perform special assignments, within the guidelines established by the General Corporations Law and contingent upon the resolutions of the Shareholders’ Meeting.

7) Consideration of the compensation to Members of the Supervisory Committee corresponding to the fiscal year ended December 31, 2023. Proposal to pay the total amount of AR$ 106,243,621.

A total compensation of AR$ 106,243,621 for the Members of the Supervisory Committee of Telecom Argentina was approved for their services provided from January 1, 2023 to December 31, 2023, taking into consideration the advance payments that they received. This total amount shall be equally distributed among the five regular Members, as determined by the Supervisory Committee, after allocating the corresponding amount to the member that represents the Supervisory Committee at the Executive Committee.

8) Authorize the Board of Directors to pay advances on fees to those Members of the Supervisory Committee who serve during Fiscal Year 2024 (contingent upon what the Shareholders’ Meeting resolves).

The Board of Directors was authorized to pay advances on fees to the Members of the Supervisory Committee who will serve during Fiscal Year 2024, contingent upon what the Shareholders’ Meeting resolves.

9) Determine the number of regular and alternate Members of the Board of Directors to serve from the date of this Shareholders’ Meeting and for three (3) fiscal years.

The number of regular Directors was set at eleven (11) and the number of alternate Directors at eleven (11). They shall serve for three (3) fiscal years, i.e., for years 2024, 2025 and 2026, beginning on the date of their appointment and remaining in office until they are replaced in accordance with the provisions of Article 257 of the General Corporations Law.

10) Elect regular Directors.

The following persons were elected as regular Directors: Carlos Alberto Moltini, Alejandro Alberto Urricelqui, Ignacio Rolando Driollet, Damián Fabio Cassino, Carlos Alejandro Harrison, Martín Héctor D’Ambrosio, Mariano Marcelo Ibáñez, Ignacio Cruz Moran, Luca Luciani, Baruki Luis Alberto González and Julián Akerman.

Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D’Ambrosio and Mr. Ignacio Cruz Moran qualify as “Independent” directors in accordance with the standards set forth in the CNV Rules and the U.S. Securities & Exchange Commission’s Rules. Mr. Moltini, Mr. Urricelqui, Mr. Driollet, Mr. Cassino, Mr. Ibáñez, Mr. Luciani and Mr. González qualify as “NON-Independent” under CNV ´s Rules.

Mr. Julián Akerman qualifies as “Independent” in accordance with CNV´s Rules.

11) Elect alternate Directors

The following persons were elected as alternate Directors: María Lucila Romero, Sebastián Ricardo Frabosqui Diaz, Claudia Irene Ostergaard, Ignacio José María Sáenz Valiente, José Carlos Cura, Miguel Angel Graña, Facundo Martín Goslino, Lucrecia María Delfina Moreira Savino, Maria Constanza Martella, Carolina Susana Curzi and Alberto Viglino.

Ms. María Lucila Romero, Ms. Claudia Irene Ostergaard, Mr. Sebastián Ricardo Frabosqui Diaz and Mr. Ignacio José María Sáenz Valiente will indistinctly serve as alternates for Mr. Carlos Alberto Moltini, Mr. Alejandro Alberto Urricelqui, Mr. Ignacio Rolando Driollet and Mr. Damián Fabio Cassino. Mr. José Carlos Cura and Mr. Miguel Angel Graña will indistinctly serve as alternates for Mr. Carlos Alejandro Harrison and Mr. Martín Héctor D’Ambrosio. Ms. Carolina Susana Curzi, Ms. Maria Constanza Martella, Ms. Lucrecia María Delfina Moreira Savino and Mr. Facundo Martín Goslino, will indistinctly serve as alternates for Mr. Mariano Marcelo Ibáñez, Mr. Ignacio Cruz Moran, Mr. Luca Luciani and Mr. Baruki Luis Alberto Gonzalez. Mr. Alberto Viglino will serve as alternate for Mr. Julián Akerman.

Mr. José Carlos Cura and Mr. Miguel Angel Graña qualify as “Independent” directors in accordance with the standards set forth in the CNV´s Rules and the U.S. Securities & Exchange Commission’s Rules. Mr. Frabosqui Diaz, Mr. Sáenz Valiente, Mr. Goslino, Ms. Romero, Ms. Ostergaard, Ms. Moreira Savino, Ms. Martella and Ms. Curzi qualify as “NON-Independent” under CNV´s Rules.

Mr. Alberto Viglino qualifies as “Independent” under CNV´s Rules.

12) Elect five (5) regular Members of the Supervisory Committee to serve during Fiscal Year 2024.

The following persons were appointed as regular Members of the Supervisory Committee: Pablo Andrés Buey Fernández, Pablo Gabriel San Martín, Alejandro Héctor Massa, María Ximena Digón and Saturnino Jorge Funes.

Ms. María Ximena Digón, Mr. Pablo Andrés Buey Fernández and Mr. Saturnino Jorge Funes are lawyers, and Mr. Pablo Gabriel San Martín and Mr. Alejandro Héctor Massa are certified public accountants. They all qualify as “Independent” members in accordance with the standard set forth by the CNV´s Rules.

Finally, it was informed that none of the proposed members of the Supervisory Committee, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina and shall not be proposed to serve in that capacity.

13) Determine the number of alternate Members of the Supervisory Committee to serve during Fiscal Year 2024 and elect them.

It was resolved to appoint five (5) alternate Members, and the following persons were elected: Javier Alegría, Rubén Suárez, Matías Alejandro Fredriks, Lucrecia Sofía Myburg Díaz and Agustina Belén Weil.

Mr. Javier Alegría will serve as alternate for Mr. Pablo Andrés Buey Fernández; Mr. Rubén Suárez will serve as alternate for Mr. Pablo Gabriel San Martín; Mr. Matías Alejandro Fredriks will serve as alternate for Mr. Alejandro Héctor Massa; and Ms. Lucrecia Sofia Myburg Díaz and Ms. Agustina Belén Weil will serve as alternates, interchangeably, for Ms. María Ximena Digón and Mr. Saturnino Jorge Funes.

Mr. Javier Alegría, Mr. Matías Alejandro Fredriks, Ms. Lucrecia Sofía Myburg Díaz and Ms. Agustina Belén Weil are lawyers, and Mr. Rubén Suárez is a certified public accountant. All of them qualify as “Independent” members in accordance with the standard set forth in the CNV´s Rules.

None of the proposed alternate members, the law firms they are members of or other members of such law firms have ever been Independent Auditors of Telecom Argentina, and they shall not be proposed to serve in that capacity.

14) Determine the compensation of the Independent Auditors who served during Fiscal Year 2023.

A total compensation for audit services provided by the Independent Auditors of the Financial Statements of Telecom Argentina for Fiscal Year 2023 was approved in the amount of AR$490,046,900 (not including VAT), of which AR$334,810,700 correspond to audit tasks of the Financial Statements, and AR$155,236,200 for the audit activities conducted in connection with the certification under Section 404 of the Sarbanes-Oxley Act.

15) Appoint the Independent Auditors of the financial statements for Fiscal Year 2024 and determine their compensation.

“Price Waterhouse & Co SRL” was appointed as Independent Auditor of the Financial Statements of Telecom Argentina for the Fiscal Year ending December 31, 2024. Alejandro Javier Rosa will serve as the regular certifying accountant, and Reinaldo Sergio Cravero and Ezequiel Luis Mirazon will interchangeably serve as his alternates.

It was resolved that the compensation of the Independent Auditors shall be determined by the Shareholders’ Meeting considering the financial documentation for Fiscal Year 2024, delegating to the Audit Committee the determination of the terms and conditions of service, and authorization was granted for the payment of advances on fees to the Independent Auditors, in the amount that the Audit Committee deems reasonable.

16) Consider the budget for the Audit Committee for Fiscal Year 2024 (AR$ 127,958,619).

The budget for the operation of the Audit Committee for Fiscal Year 2024 was set at the amount of AR$127,958,619.

Ms. Lucía Soutullo on behalf of the Comisión Nacional de Valores and Certified Public Accountant Eduardo Kupfer on behalf of the Buenos Aires Stock Exchange participated in the Meeting.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

ITEM 2.

TELECOM ARGENTINA S.A.

COMPOSITION OF THE BOARD OF DIRECTORS, SUPERVISORY COMMITTEE, MEMBERS OF THE AUDIT COMMITTEE AND THE INDEPENDENT AUDITORS

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024 and the Board of Directors’ Meeting of same date, the composition of the Board of Directors of Telecom Argentina S.A. is as follows:

Chairman: Carlos Alberto Moltini. Vicechairman: Mariano Marcelo Ibáñez. Regular Directors: Alejandro Alberto Urricelqui; Ignacio Rolando Driollet; Damián Fabio Cassino; Carlos Alejandro Harrison; Martín Héctor D’Ambrosio; Ignacio Cruz Moran; Luca Luciani; Baruki Luis Alberto González y Julián Akerman. Alternate Directors: María Lucila Romero; Sebastián Ricardo Frabosqui Díaz; Claudia Irene Ostergaard; Ignacio José María Sáenz Valiente; José Carlos Cura; Miguel Ángel Graña; Facundo Martín Goslino; Lucrecia María Delfina Moreira Savino; María Constanza Martella; Carolina Susana Curzi y Alberto Viglino.

They shall serve for three (3) fiscal years, i.e., for years 2024, 2025 and 2026, beginning on the date of their appointment and remaining in office until they are replaced in accordance with the provisions of Article 257 of the General Corporations Law.

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024, the composition of the Supervisory Committee of Telecom Argentina is as follows:

SUPERVISORY COMMITTEE: Regular Members: Mr. Pablo Andrés Buey Fernández, Mr. Pablo Gabriel San Martín, Mr. Alejandro Héctor Massa, Mrs. María Ximena Digón and Mr. Saturnino Jorge Funes. Alternate Members: Mr. Javier Alegría, Mr. Rubén Suárez, Mr. Matías Alejandro Fredriks, Mrs Lucrecia Sofia Myburg Díaz and Ms. Agustina Belén Weil.

The members of the Supervisory Committee will hold office for a fiscal year.

Pursuant to that resolved by the Board of Directors on its meeting held on April 25, 2024, the composition of the Audit Committee is as follows:

AUDIT COMMITTEE: Mr. Carlos Alejandro Harrison (“financial expert” of the Audit Committee); Mr. Martín Héctor D´Ambrosio and Mr. Ignacio Cruz Morán.

Pursuant to the resolutions of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2024, Price Waterhouse & Co S.R.L. was designated as Independent Auditor of the Financial Statements for Fiscal Year 2024, appointing Mr. Alejandro Javier Rosa as regular certifying accountant, and Mr. Reinaldo Sergio Cravero and Mr. Ezequiel Luis Mirazón as his alternates.

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 25, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations